March 24, 2015

By EDGAR

Office of Beverages, Apparel and Mining,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C.  20549,

United States of America.

Attn:                    Ms. Tia Jenkins, Senior Assistant Chief Accountant

Re:                             Diageo plc
Form 20-F for the Fiscal Year Ended June 30, 2014
Filed August 12, 2014
File No. 001-10691

Dear Ms. Jenkins:

Thank you for your letter dated March 11, 2015, setting forth a comment relating to the Form 20-F for the fiscal year ended June 30, 2014 (the “2014 Form 20-F”) of Diageo plc (“Diageo” or the “company”), filed with the Commission on August 12, 2014.

Diageo’s response to your comment is set forth below.  To facilitate your review, we have included in this letter the captions and numbered comment from your comment letter in italicised text and have provided our response immediately following the numbered comment.

The company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:

Form 20-F for the Fiscal Year Ended June 30, 2014

Governance, page 112

1.              Please provide the disclosures regarding the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered to comply with Item 15(a) of Form 20-F.

Response:

The filings assurance committee of the company, which is chaired by the chief financial officer and includes the chief executive officer, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it.  As at the end of the period covered by the 2014 Form 20-F, the filings assurance committee of the company, with the participation of the chief executive officer and the chief financial officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures.  These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the chief executive officer and the chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  The company confirms that, as of the date of the evaluation, the chief executive officer and the chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s chief executive officer and the chief financial officer, as appropriate to allow timely decisions regarding disclosure.

The disclosure above is substantially similar to the disclosure included in the company’s Form 20-F for the fiscal year ended June 30, 2013, filed with the Commission on August 12, 2013, and which disclosure was unintentionally omitted from the 2014 Form 20-F as a result of changes to the format of the governance report.  The company confirms that there was no change to the processes in place with respect to disclosure controls and procedures as compared to prior periods.  The company confirms that it will include disclosure in future filings to state effectiveness in relation to disclosure controls and procedures as required by Item 15(a) of Form 20-F.  Such disclosure is expected to be substantially similar to the paragraph above.

*           *           *

Please direct any questions or comments regarding this letter to Richard Morrissey of Sullivan & Cromwell LLP, the company’s U.S. securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax), who will arrange with the company an appropriate response.

Very truly yours,

/s/ D Mahlan
D Mahlan
Chief Financial Officer

cc:	Julie Marlowe
Craig Arakawa
(Securities and Exchange Commission)

Paul Tunnacliffe
Muneeza Aumir
(Diageo plc)

Richard C. Morrissey
Evan S. Simpson
(Sullivan & Cromwell LLP)